Exhibit(a)(26)
ATTENTION MERIDIAN GOLD SHAREHOLDERS:
THE RIGHT CHOICE
Holders of approximately two-thirds of Meridian Gold shares
rejected Yamana’s offer as of September 11, 2007
They Made The Right Choice
•	The price offered by Yamana does not reflect an adequate premium for control of Meridian Gold

•	Holding Meridian Gold shares represents a superior value proposition to the Yamana offer

•	Meridian Gold is a pure-play precious metals company with a consistent track record of creating shareholder value

•	Meridian Gold has a robust organic growth pipeline that can be funded without shareholder dilution

•	A combination with Yamana lacks fundamental strategic logic
CONTINUE TO REJECT
YAMANA’S INADEQUATE OFFER
DO NOT TENDER YOUR SHARES
EXERCISE YOUR WITHDRAWAL RIGHTS
Any shareholders that wish to withdraw their shares
or have questions should contact:
Georgeson Shareholder at 1-888-605-7618
MERIDIAN GOLD: THE BEST IS YET TO COME!
Shareholders of Meridian Gold and other interested parties are advised to read Meridian Gold’s Directors’ Circular and the Solicitation/ Recommendation Statement on Schedule 14D-9 filed with the U.S. Securities and Exchange Commission on July 31, 2007 (including any amendments or supplements thereto and the other documents filed as exhibits thereto), because they contain important information. Shareholders may obtain a free copy of the Directors’ Circular and Meridian Gold’s Schedule 14D-9 at the Investor Relations section of Meridian Gold’s website at www.meridiangold.com, or by contacting Georgeson Shareholder, the information agent retained by Meridian Gold, at 1-888-605-7618. Free copies of the Directors’ Circular are also available at www.sedar.com and, together with Meridian Gold’s Schedule 14D-9, at www.sec.gov. The Directors’ Circular was filed by Meridian Gold as an exhibit to Meridian Gold’s Schedule 14D-9.